Exhibit 99.1

(WPS RESOURCES CORPORATION LETTERHEAD)

For Release: October 24, 2003

<u>WPS RESOURCES CORPORATION
REPORTS EARNINGS FOR
THIRD QUARTER OF 2003</u>

Green Bay, WI – WPS Resources Corporation (NYSE: WPS) announces the following:

Highlights:

- Quarterly basic earnings per share of $1.05
- Year-to-date basic earnings per share of $2.15
- 2003 basic earnings per share guidance of $2.75 to $2.95

WPS Resources' consolidated net income for the quarter ended September 30, 2003 was $34.1 million compared with $30.5 million for the quarter ended September 30, 2002. Basic earnings per share of WPS Resources' common stock were $1.05 in the third quarter of 2003 compared with $0.96 in the third quarter of 2002. Earnings per share for the third quarter of 2003 included $0.04 from the gain on the 2002 sale of a portion of our synthetic fuel operation. Earnings per share for the third quarter of 2002 included $0.19 from the gain on the 2001 sale of a portion of our synthetic fuel operation.

WPS Resources' consolidated net income was $69.8 million for the nine months ended September 30, 2003, compared with $80.2 million for the same period in 2002. Basic earnings per share of WPS Resources' common stock were $2.15 for the nine months ended September 30, 2003, compared with $2.53 for the nine months ended September 30, 2002. Earnings for the nine months ended September 30, 2003 include an additional $3.2 million, net of tax, or $0.10 basic earnings per share, attributable to the cumulative effect of a required change in accounting. Earnings per share for the nine months ended September 30, 2003 also included $0.10 from the gain on the 2002 sale of a portion of our synthetic fuel operation. Earnings per share for the nine months ended September 30, 2002, included $0.53 from the gain on the 2001 sale of a portion of our synthetic fuel operation.

"We had a good third quarter," stated Larry Weyers, WPS Resources' Chairman, President and CEO. "Despite decreased sales volumes, the electric utility increased its net income largely due to lower maintenance and interest expenses. WPS Energy Services increased both electric and natural gas sales volumes and net income.   Our year-to-date earnings, however, continue to reflect the almost three month delay in receiving our 2003 Wisconsin retail electric rate order."

Third Quarter Results

Segment net income and revenue for the quarters ended September 30 are shown in the following table.

WPS Resources' Net Income and Revenue
For the Quarters Ended September 30, 2003 and September 30, 2002

Segment	Net Income		Revenue	
	2003 (in millions)	2002 (in millions)	2003 (in millions)	2002 (in millions)
Electric Utility	$32.3	$28.0	$ 227.6	$214.4
Gas Utility	(4.4)	(1.3)	49.0	39.5
WPS Energy Services	5.1	0.8	701.4	84.3
WPS Power Development	2.2	4.6	48.2	49.1
Holding Company and Other	(1.1)	(1.3)	0.3	0.3
Intersegment Eliminations	-	(0.3)	(14.2)	(10.5)
Total WPS Resources	$34.1	$30.5	$1,012.3	$377.1

See the following discussion for additional information on factors impacting revenues and income.

WPS Resources' Electric Utility segment includes the regulated electric utility operations of two wholly owned regulated utility subsidiaries, Wisconsin Public Service Corporation and Upper Peninsula Power Company. The Gas Utility segment consists of the natural gas utility operations at Wisconsin Public Service. Nonregulated segments include WPS Energy Services, Inc., a diversified energy supply and services company, and WPS Power Development, Inc., an electric generation company. The Holding Company and Other segment includes the operations of the WPS Resources holding company and the nonutility activities of Wisconsin Public Service and Upper Peninsula Power.

Revenue

As required, on January 1, 2003, WPS Energy Services adopted Emerging Issues Task Force Issue No. 02-03, "Issues Involved in Accounting for Derivative Contracts Held for Trading

Purposes and Contracts Involved in Energy Trading and Risk Management Activities." Upon adoption, Issue 02-03 required revenues related to derivative instruments classified as trading to be reported net of related cost of sales for all periods presented. Prior to January 1, 2003, WPS Energy Services classified all its activities as trading in accordance with the accounting standards in effect at that time. Consistent with the new accounting standards under Issue 02-03, effective January 1, 2003, WPS Energy Services classifies as trading activities only those transactions that at inception are intended to be settled in the near term with the objective of generating profits on short-term differences in prices. As a result of the change in the definition of trading, a larger portion of WPS Energy Services' business activities were classified as trading in 2002 than in 2003. Therefore, previously reported revenues for 2002 have been reclassified to be shown net of cost of fuel, natural gas, and purchased power, while the majority of 2003 revenues continue to be reported on a gross basis. The retroactive reclassification to net revenues and cost of sales for 2002 trading activities resulted in a $232.5 million decrease to WPS Resources' previously reported third quarter 2002 consolidated nonregulated revenues and a corresponding $232.5 million decrease to previously reported third quarter 2002 consolidated nonregulated cost of fuel, natural gas, and purchased power. Neither margins, net income, nor cash flows for 2002 were impacted by the reclassification of revenue upon adoption of Issue 02-03.

Electric utility revenues increased in the third quarter of 2003 due to retail and wholesale electric rate increases for our Wisconsin and Michigan customers in accordance with new rate orders. Wisconsin Public Service was granted authority to increase retail electric rates by 3.5%, effective March 21, 2003, by the Public Service Commission of Wisconsin. Upper Peninsula Power was granted authority to increase retail electric rates by 8.95%, effective December 20, 2002, by the Michigan Public Service Commission. Wisconsin Public Service was granted authority for a $0.3 million increase in retail electric rates from the Michigan Public Service Commission on July 23, 2003. The Michigan Public Service Commission also authorized recovery of $1.0 million of increased transmission costs through the power supply cost recovery fuel adjustment clause. In addition, the Federal Energy Regulatory Commission ordered a 21% interim increase in wholesale electric rates, subject to refund, for Wisconsin Public Service effective May 11, 2003 (final rates are anticipated in the second quarter of 2004). Gas utility revenues increased as a result of higher natural gas prices in the third quarter of 2003 than in the third quarter of 2002. This was partially offset by lower natural gas throughput volumes and the implementation of a

0.3% decrease in retail natural gas rates ordered by the Public Service Commission of Wisconsin effective March 21, 2003. WPS Energy Services' revenues increased due to the change in accounting noted above, higher natural gas prices, and sales volume growth, including the addition of a retail natural gas business in Canada in November 2002 and the addition of a retail electric business in Michigan.

**Detail of WPS Resources' Earnings and Earnings Per Share Changes
Between the Quarters Ended September 30, 2003 and September 30, 2002**

	Dollar Impact In Millions (Before Tax)	Earnings Per Share Impact (After Tax)
Increase in Electric Utility Margin	$10.1	$.19
Decrease in Gas Utility Margin	(0.1)	-
Increase in WPS Energy Services' Electric Margin	9.1	.17
Increase in WPS Energy Services' Gas Margin	2.2	.04
Decrease in WPS Power Development's Margin	(2.3)	(.04)
Increase in Operating Expenses	(6.4)	(.12)
Increase in Depreciation and Decommissioning	(5.7)	(.10)
Decrease in Miscellaneous Income	(2.2)	(.04)
Increase in WPS Power Development's Tax Credits		.06
Change in Other Items and Rounding		(.07)
Total Earnings Per Share Impact		$.09

See the following discussion for additional information on factors impacting earnings.

**Impact of Weather on Utility Earnings
Between the Quarters Ended September 30, 2003 and September 30, 2002**

	Percent Change	Electric EPS Impact (After Tax)	Gas EPS Impact (After Tax)
Heating Compared with Normal	16% warmer	-	-
Cooling Compared with Normal	15% colder	(.03)	-
Heating Compared with Prior Year	48% colder	-	.01
Cooling Compared with Prior Year	28% colder	(.06)	-

Margins

The electric utility margin increased in the third quarter of 2003 largely as a result of the electric rate increases discussed above. The electric utility margin was negatively affected by an overall 2% decrease in sales volume to customers and higher fuel expenses for generation. Due to regional transmission constraints that limited access to available market supplies, generation from Wisconsin Public Service's combustion turbine units increased 12% during the third quarter of 2003. These units rely primarily on natural gas, which was 43% more costly on a per unit basis in the third quarter of 2003 than in the third quarter of 2002. Higher unit costs of power purchases were offset by reduced purchased power volumes.

A 2% decrease in overall natural gas throughput volumes together with a decrease in Wisconsin retail natural gas rates resulted in a slightly lower gas utility margin in the third quarter of 2003 compared with the same period in 2002. Throughput volumes to our higher-margin customer classes increased, including a 12% increase for residential customers and a 19% increase for commercial and industrial customers. However, throughput volumes to natural gas transport customers decreased 6% due to slower economic conditions and the high price of natural gas. Gas utility earnings for the third quarter of 2003 decreased $3.1 million largely due to the amortization of previously deferred costs of Wisconsin Public Service's automated meter reading program and the amortization of the premium related to the Wisconsin Fuel and Light merger. Although these items are being recovered in 2003 retail natural gas rates, the amortization of expense occurs evenly over the recovery period while the related natural gas utility revenues are recovered on a cyclical basis with the largest recovery of gas revenues during the winter months, or the first and fourth quarters.

WPS Energy Services' electric margin increased due to growth in retail electric customers including the addition of a retail electric business in Michigan, enhanced operational performance, participation in the New Jersey Basic Generation Service Program, and reduced power supply costs. WPS Energy Services was awarded 700 megawatts of fixed price load and 250 megawatts of hourly priced load at the February 2003 basic generation service auction conducted by the four regulated distribution companies in New Jersey. Service to the electric distribution companies began August 1, 2003 and ends May 31, 2004. WPS Energy Services' natural gas margin increased primarily due to improved margins in the wholesale business and the acquisition of a Canadian retail gas business in November 2002.

WPS Power Development's lower margin is primarily attributable to less generation from its New York assets, the Combined Locks Energy Center, and the Stoneman power plant as a result of the high price of natural gas and decreased demand.

The operations of WPS Resources were not materially affected by the August 14, 2003 blackout.

Other Expenses and Income

Utility operating expenses increased $4.1 million in the third quarter of 2003 due to higher postretirement, pension, and active medical costs, additional operating expenses at the Kewaunee Nuclear Power Plant, and increased legal and consulting fees. Business expansion at WPS Energy Services, including the acquisition of a Canadian retail natural gas business and a Michigan retail electric business during the fourth quarter of 2002, contributed to a $3.1 million increase in operating expenses. Operating expenses at WPS Power Development decreased $1.8 million primarily due to fewer acquisition activities.

Depreciation and decommissioning expense increased largely due to higher earnings on Wisconsin Public Service's nuclear decommissioning trusts. In accordance with regulatory practices, an increase in earnings on trust assets is largely offset by increased depreciation and decommissioning expense.

Miscellaneous income decreased as a result of lower gains from sales of WPS Power Development's synthetic fuel operations. WPS Power Development recognized a $2.0 million (approximately $1.2 million after-tax) gain in the third quarter of 2003 associated with the 2002 sale of a portion of its synthetic fuel operation compared with a $10.1 million (approximately $6.1 million after-tax) gain recognized in 2002 related to its 2001 sale of a portion of its synthetic fuel operation. Partially offsetting this decrease were increased earnings on the nuclear decommissioning trusts and increased earnings from equity investments.

More tax credits were recognized in the third quarter of 2003 as previously unrecorded tax credits were recognized due to a change in projected 2003 taxable income.

Nine Months Ended Results

Segment net income and revenue for the nine months ended September 30 are shown in the following table.

WPS Resources' Net Income and Revenue
For the Nine Months Ended September 30, 2003 and September 30, 2002

	Net Income		Revenue	
Segment	2003 (in millions)	2002 (in millions)	2003 (in millions)	2002 (in millions)
Electric Utility	$50.1	$49.1	$624.0	$570.4
Gas Utility	6.3	10.4	294.8	205.1
WPS Energy Services	20.5	7.0	2,271.7	249.6
WPS Power Development	(3.8)	16.2	134.7	110.4
Holding Company and Other	(3.7)	(2.3)	0.9	1.0
Intersegment Eliminations	0.4	(0.2)	(48.7)	(27.8)
Total WPS Resources	$69.8	$80.2	$3,277.4	$1,108.7

See the following discussion for additional information on factors impacting revenues and income.

Revenue

As a result of the change in accounting required by the adoption of Issue 02-03, the previously reported revenues and cost of sales at WPS Energy Services were reclassified to conform to the new accounting standard. The retroactive reclassification to net revenues and cost of sales for the nine months ended September 30, 2002 resulted in a $751.7 million decrease to WPS Resources' previously reported consolidated nonregulated revenues and a corresponding $751.7 million decrease to previously reported consolidated nonregulated cost of fuel, natural gas, and purchased power. Neither margins, net income, nor cash flows for 2002 were impacted by the reclassification of revenue upon adoption of Issue 02-03.

Utility revenues increased due to increased retail and wholesale electric rates, higher natural gas prices, and higher natural gas throughput volumes during the nine months ended September 30, 2003, compared with the same period in 2002. WPS Energy Services' revenues increased as a result of the change in accounting noted above, higher natural gas prices, and sales volume growth driven by the acquisitions of a retail natural gas business in Canada and a retail electric business in Michigan, and participation in the New Jersey Basic Generation Service Program.

**Detail of WPS Resources' Earnings and Earnings Per Share Changes
Between the Nine Months Ended September 30, 2003 and September 30, 2002**

	Dollar Impact In Millions (Before Tax)	Earnings Per Share Impact (After Tax)
Increase in Electric Utility Margin	$23.7	$.44
Increase in Gas Utility Margin	2.9	.05
Increase in WPS Energy Services' Electric Margin	23.4	.43
Increase in WPS Energy Services' Gas Margin	6.2	.11
Decrease in WPS Power Development's Margin	(8.8)	(.16)
Increase in Operating Expenses	(39.4)	(.73)
Increase in Depreciation and Decommissioning	(9.9)	(.18)
Decrease in Miscellaneous Income	(16.5)	(.30)
Decrease in WPS Power Development's Tax Credits		(.01)
Cumulative Effect of Change in Accounting Principle		.10
Dilution Due to Increase in Average Shares		(.05)
Change in Other Items and Rounding		(.08)
Total Earnings Per Share Impact		$(.38)

See the following discussion for additional information on factors impacting earnings.

**Impact of Weather on Utility Earnings
Between the Nine Months Ended September 30, 2003 and September 30, 2002**

	Percent Change	Electric EPS Impact (After Tax)	Gas EPS Impact (After Tax)
Heating Compared with Normal	8% colder	.02	.08
Cooling Compared with Normal	28% colder	(.07)	-
Heating Compared with Prior Year	13% colder	.03	.10
Cooling Compared with Prior Year	40% colder	(.11)	-

Margins

The electric utility margin increased in the first nine months of 2003 due to retail electric rate increases in both Wisconsin and Michigan. Overall electric utility sales volume remained relatively consistent with the prior year. The electric utility margin was negatively affected by higher purchased power and fuel costs. Internal generation supply was limited during the first half of 2003 due to plant outages. WPS Resources was not able to replace reduced generation with additional purchased power because of regional transmission constraints that limited access to available market supplies. Therefore, combustion turbine units were utilized to fulfill supply needs. As a result, the fuel cost per kilowatt-hour generated increased 10% for Wisconsin Public Service. Despite reducing the volume of power bought in the open market, purchased power expense increased due to a 19% increase in the cost per unit in the first nine months of 2003.

Although the electric utility margin increased $23.7 million, electric utility segment earnings for the nine months ended September 30, 2003 increased only $1.0 million due to increased expenses and the delay in receiving Wisconsin retail electric rate relief at Wisconsin Public Service. Rate relief was expected to be implemented on January 1, 2003. However, the 3.5% increase in retail electric rates approved by the Public Service Commission of Wisconsin was not effective until March 21, 2003. Even with the higher retail electric rates, Wisconsin Public Service's overall electric rates compare favorably with those of Wisconsin's other investor-owned utilities. Electric utility segment earnings were also negatively impacted by a cooler summer in 2003.

The gas utility margin for the first nine months of 2003 increased due to a 6% increase in overall natural gas throughput volumes. Higher volumes were the result of weather for the first nine months of 2003 that was 13% colder than the same period in 2002. The impact of the growth in throughput volumes was reduced by the decrease in Wisconsin retail natural gas rates effective March 21, 2003. Gas utility segment earnings decreased largely due to the amortization of previously deferred costs of the automated meter reading program and the premium related to the Wisconsin Fuel and Light merger. These amortizations, and related rate recovery, began in late March 2003 (see third quarter gas utility discussion above).

WPS Energy Services' electric margin increased due to expansion of its retail electric business including the addition of a retail electric business in Michigan, more favorable market price conditions in several markets, participation in the New Jersey Basic Generation Service Program, and improved operational management of power supplies. The higher natural gas margin at WPS Energy Services was due to improved wholesale margins, settlement of pending liabilities with several counterparties, and the acquisition of a Canadian retail natural gas business, partially offset by the change in accounting prescribed by the adoption of Issue 02-03, which precludes mark-to-market accounting for nonderivative trading contracts (as described in more detail under "Cumulative Effect of Changes in Accounting Principles" below).

WPS Power Development's lower margin is primarily attributable to its Sunbury generation facility. The Sunbury plant experienced decreased availability as a result of issues related to fuel quality and associated mechanical difficulties involving fuel delivery systems early in the year, operational issues related to newly installed environmental control equipment in various boilers, and turbine outages in the second and third quarters of 2003. These issues have either been resolved or a plan has been put in place to resolve them. Increased margins from the generating assets acquired in New York, which came on-line in the latter part of the third quarter of 2002, partially offset the decreased margin at Sunbury.

Other Expenses and Income

Utility operating expenses increased $27.9 million in the nine months ended September 30, 2003 largely due to higher pension, postretirement and active medical costs, increased operating costs at the Kewaunee Nuclear Power Plant, and costs incurred for plant maintenance related to the 2003 Kewaunee plant scheduled refueling outage. The Kewaunee plant did not experience an outage in 2002. Operating expenses at WPS Energy Services increased $10.7 million largely due to costs associated with business expansion, including the acquisition of a Canadian retail natural gas business and a Michigan retail electric business, and higher incentive compensation costs.

Contributing to increased depreciation and decommissioning expense were higher earnings on Wisconsin Public Service's nuclear decommissioning trusts and additional plant assets at Wisconsin Public Service and WPS Power Development.

Miscellaneous income decreased due to lower gains from sales of ownership interests in WPS Power Development's synthetic fuel operation. WPS Power Development recognized a $5.7 million (approximately $3.4 million after-tax) gain during the first nine months of 2003 compared with an $28.0 million (approximately $16.8 million after-tax) gain during the same period in 2002. The 2003 gain resulted from the 2002 sale of a portion of WPS Power Development's interest in its synthetic fuel operation. Gains from the 2002 sale are expected to be recognized over the next several years, dependent upon production at the synthetic fuel facility.   The gain reported in 2002 resulted from a 2001 sell-down of WPS Power Development's interest in its synthetic fuel operation and was recognized in its entirety by

December 31, 2002. Also included in miscellaneous income were increased earnings on the nuclear decommissioning trusts (largely offset by increased depreciation and decommissioning expense in accordance with regulatory practices) and increased earnings from equity investments.

Tax credits recognized in the nine months ended September 30, 2003 decreased $0.3 million as the result of lower taxable income estimated for the period.

Cumulative Effect of Changes in Accounting Principles

WPS Energy Services had been applying the accounting standards of Emerging Issues Task Force Issue 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," from the first quarter of 2000 until this standard was rescinded in October of 2002. WPS Energy Services was defined as a trading company under Issue 98-10 and was required to mark all of its energy related contracts to market. On October 25, 2002, the Emerging Issues Task Force rescinded Issue 98-10, thus precluding mark-to-market accounting for energy trading contracts entered into after that date that are not derivatives and requiring a cumulative change in accounting principle be recorded effective January 1, 2003 for all nonderivative contracts entered into on or prior to October 25, 2002. On January 1, 2003, WPS Energy Services recorded a positive after-tax cumulative effect of a change in accounting principle of about $3 million to net income to remove from its balance sheet the mark-to-market effects of those contracts entered into on or prior to October 25, 2002 that do not meet the definition of a derivative under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The cumulative effect of adopting the new accounting standard was partially offset in net income by the impact on WPS Energy Services' margins of eliminating mark-to-market accounting for nonderivative contracts, for a positive net after-tax impact of approximately $2.7 million for the nine months ended September 30, 2003. The required change in accounting had no impact on the underlying economics or cash flows of the contracts.

2003 Earnings Forecast

"In 2003, we are continuing to seek balanced utility and nonregulated growth," stated Larry Weyers. "However, we are placing more emphasis on regulated growth, thereby reducing our exposure to the risks of the nonregulated markets. Our long-term earnings per share growth rate target is 6 to 8 percent on an average annualized basis, with fluctuations in any given year that may be above or below that targeted range. We believe this strategy will reduce the overall risk to investors and, combined with our dividend, provide good returns to our shareholders."

"Our target for 2003 earnings per share is between $2.75 and $2.95, but we may be at the lower end of the range given our delayed rate case order in Wisconsin." Achieving the company's targeted range for 2003 earnings per share may be dependent upon, among other things, weather, availability of its generating units, continued execution of WPS Resources' asset management strategy including the hydro land sale scheduled for the fourth quarter this year, and successful execution of cost control initiatives.

Conference Call
An earnings conference call is scheduled for 3 p.m. central time on Friday, October 24.
Larry L. Weyers, WPS Resources' Chairman, President, and CEO, will discuss third quarter 2003 financial results. To access the call, which is open to the public, call 888-690-9634 (toll free) 15 minutes prior to the scheduled start time. Callers will be required to supply EARNINGS as the passcode and MR. LARRY WEYERS as the leader. Callers will be placed on hold with music until the call begins. A replay of the conference call will be available through November 7, 2003 by dialing 800-925-1214.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," and other similar words. Although we believe we have been prudent in our plans and assumptions, there can be no assurance that indicated results will be realized. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated.

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise. We recommend that you consult any further disclosures we make on related subjects in our 10-Q, 8-K and 10-K reports to the Securities and Exchange Commission.

The following is a cautionary list of risks and uncertainties that may affect the assumptions which form the basis of forward-looking statements relevant to our business. These factors, and other factors not listed here, could cause actual results to differ materially from those contained in forward-looking statements.

- General economic, business, and regulatory conditions
- Legislative and regulatory initiatives regarding deregulation and restructuring of the utility industry which could affect costs and investment recovery
- State and federal rate regulation, including the inability to obtain necessary regulatory approvals
- Changes in generally accepted accounting principles
- Growth and competition and the extent and timing of new business development in the markets of subsidiary companies
- The performance of projects undertaken or acquired by subsidiary companies
- Business combinations among our competitors and customers
- Energy supply and demand
- Financial market conditions, including availability, terms, and use of capital
- Nuclear and environmental issues
- Weather and other natural phenomena
- Commodity price and interest rate risk
- Counterparty credit risk
- Federal and state tax policies
- Acts of terrorism or war

//END//

For additional information, see attached financials or contact:

Joseph P. O'Leary, Senior Vice President and Chief Financial Officer
WPS Resources Corporation
(920) 433-1463

or

Donna M. Sheedy, Investor Relations Supervisor
WPS Resources Corporation
(920) 433-1857

WPS RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)	Three Months Ended September 30,		Nine Months Ended September 30,	
(Millions, except share amounts)	**2003**	2002	**2003**	2002
Nonregulated revenue	**$742.8**	$129.4	**$2,385.2**	$350.4
Utility revenue	**269.5**	247.7	**892.2**	758.3
Total revenues	**1,012.3**	377.1	**3,277.4**	1,108.7
Nonregulated cost of fuel, natural gas, and purchased power	**707.0**	102.6	**2,286.3**	277.0
Utility cost of fuel, natural gas, and purchased power	**98.4**	87.2	**403.2**	291.3
Operating and maintenance expense	**110.3**	103.9	**360.7**	321.3
Depreciation and decommissioning expense	**29.5**	23.8	**82.4**	72.5
Taxes other than income	**11.0**	10.0	**32.7**	29.9
Operating income	**56.1**	49.6	**112.1**	116.7
Miscellaneous income	**8.8**	11.0	**17.7**	34.2
Interest expense and distributions - preferred securities of subsidiary trust	**(15.4)**	(15.2)	**(46.6)**	(44.9)
Minority interest	**2.0**	-	**4.3**	(0.1)
Other income (expense)	**(4.6)**	(4.2)	**(24.6)**	(10.8)
Income (loss) before taxes	**51.5**	45.4	**87.5**	105.9
Income tax provision (benefit)	**16.7**	14.1	**18.6**	23.4
Net income before preferred dividends	**34.8**	31.3	**68.9**	82.5
Preferred stock dividends of subsidiary	**0.7**	0.8	**2.3**	2.3
Net income before cumulative effect of changes in accounting principles	**34.1**	30.5	**66.6**	80.2
Cumulative effect of changes in accounting principles, net of tax	**-**	-	**3.2**	-
Income available for common shareholders	**$34.1**	$30.5	**$69.8**	$80.2
Average shares of common stock	**32.6**	31.9	**32.5**	31.7
Earnings per share before cumulative effect of changes in accounting principles				
Basic	**$1.05**	$0.96	**$2.05**	$2.53
Diluted	**$1.04**	$0.95	**$2.04**	$2.52
Impact per share of cumulative effect of changes in accounting principles				
Basic	**-**	-	**$0.10**	-
Diluted	**-**	-	**$0.10**	-
Earnings per common share				
Basic	**$1.05**	$0.96	**$2.15**	$2.53
Diluted	**$1.04**	$0.95	**$2.14**	$2.52
Dividends per common share	**$0.545**	$0.535	**$1.615**	$1.585

WPS RESOURCES CORPORATION

CONSOLIDATED BALANCE SHEETS (Unaudited) (Millions)	September 30, 2003	December 31, 2002
Assets		
Cash and cash equivalents	**$40.7**	$43.3
Restricted funds	**0.5**	4.2
Accounts receivable - net of reserves of $6.9 and $7.0, respectively	**346.4**	293.3
Accrued unbilled revenues	**54.2**	105.9
Inventories	**176.7**	118.1
Current portion of assets from risk management activities	**466.2**	406.6
Other current assets	**84.1**	72.3
Current assets	**1,168.8**	1,043.7
Property, plant, and equipment - net of reserves of $1,671.8 and $1,832.4, respectively	**2,018.4**	1,610.2
Regulatory assets	**109.0**	110.9
Long-term assets from risk management activities	**135.0**	135.3
Other	**347.9**	307.8
Total assets	**$3,779.1**	$3,207.9
Liabilities and Shareholders' Equity		
Short-term debt	**$160.9**	$29.8
Current portion of long-term debt	**6.6**	71.1
Accounts payable	**462.2**	452.0
Current portion of liabilities from risk management activities	**458.3**	443.8
Other current liabilities	**66.5**	53.7
Current liabilities	**1,154.5**	1,050.4
Long-term debt	**863.0**	824.4
Deferred income taxes	**95.6**	73.7
Deferred investment tax credits	**18.1**	19.3
Regulatory liabilities	**108.2**	49.7
Environmental remediation liabilities	**37.0**	40.2
Benefit obligations	**49.9**	51.8
Long-term liabilities from risk management activities	**127.0**	109.7
Asset retirement obligations	**341.2**	-
Other	**105.3**	104.8
Long-term liabilities	**1,745.3**	1,273.6
Company-obligated mandatorily redeemable trust preferred securities of subsidiary trust holding solely WPS Resources 7.00% subordinated debentures	**-**	50.0
Preferred stock of subsidiary with no mandatory redemption	**51.1**	51.1
Common stock equity	**828.2**	782.8
Total liabilities and shareholders' equity	**$3,779.1**	$3,207.9

WPS RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)	Nine Months Ended September 30,	
(Millions)	**2003**	2002
Operating Activities		
Net income before preferred dividends	**$68.9**	$82.5
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and decommissioning	**82.4**	72.5
Amortization	**32.8**	40.0
Unrealized gains on investments	**(5.5)**	(1.0)
Unrealized losses on nonregulated energy contracts	**8.7**	9.1
Deferred income taxes and investment tax credit	**13.2**	15.0
Other	**2.5**	(18.2)
Changes in working capital		
Receivables	**(3.8)**	40.0
Inventories	**(79.9)**	6.7
Other current assets	**(17.3)**	(14.8)
Accounts payable	**9.8**	(25.2)
Other current liabilities	**0.2**	(9.2)
Net cash operating activities	**112.0**	197.4
Investing Activities		
Capital expenditures	**(118.6)**	(145.3)
Sale of property, plant and equipment	**20.1**	0.3
Business acquisitions and purchases of equity investments	**(50.1)**	(69.9)
Dividends received from equity method investment	**5.6**	5.4
Decommissioning funding	**(2.2)**	(2.0)
Other	**(2.1)**	(6.9)
Net cash investing activities	**(147.3)**	(218.4)
Financing Activities		
Short-term debt - net	**134.7**	46.1
Repayment of long-term debt and capital lease	**(77.0)**	(4.4)
Payment of dividends		
Preferred stock	**(2.3)**	(2.3)
Common stock	**(51.8)**	(50.1)
Issuance of common stock	**24.1**	23.6
Purchase of common stock	**(0.8)**	(1.2)
Other	**5.8**	9.2
Net cash financing activities	**32.7**	20.9
Change in cash and cash equivalents	**(2.6)**	(0.1)
Cash and cash equivalents at beginning of period	**43.3**	43.9
Cash and cash equivalents at end of period	**$40.7**	$43.8